UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Siebert Financial Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

826176 10 9

(CUSIP Number)

Gloria E. Gebbia
Managing Member
Kennedy Cabot Acquisition, LLC
24005 Ventura Blvd. Suite 200 Calabasas CA 91302
(212) 514-8369

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 18, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. o

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 826176 10 9	13D	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS Kennedy Cabot Acquisition, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 17,266,946
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 17,266,946

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,414,577
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.1%
14.	TYPE OF REPORTING PERSON (see instructions) OO

* Percentage of class calculated based on 27,157,188 total outstanding shares of Common Stock as of March 31, 2018, as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission (“SEC”) on April 13, 2018.

CUSIP No. 826176 10 9	13D	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS Gloria E. Gebbia
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Gloria E. Gebbia is a US Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,707,800
	8.	SHARED VOTING POWER 17,266,946
	9.	SOLE DISPOSITIVE POWER 7,707,800
	10.	SHARED DISPOSITIVE POWER 17,266,946

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,414,577
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.1%*
14.	TYPE OF REPORTING PERSON (see instructions) IN

* Percentage of class calculated based on 27,157,188 total outstanding shares of Common Stock as of March 31, 2018, as reported in the Issuer’s Annual Report on Form 10-K, filed with the SEC on April 13, 2018.

CUSIP No. 826176 10 9	13D	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS John M. Gebbia
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION John M. Gebbia is a US Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,804,519
	8.	SHARED VOTING POWER 17,266,946
	9.	SOLE DISPOSITIVE POWER 1,804,519
	10.	SHARED DISPOSITIVE POWER 17,266,946

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,266,946
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.6%*
14.	TYPE OF REPORTING PERSON (see instructions) IN

* Percentage of class calculated based on 27,157,188 total outstanding shares of Common Stock as of March 31, 2018, as reported in the Issuer’s Annual Report on Form 10-K, filed with the SEC on April 13, 2018.

CUSIP No. 826176 10 9	13D	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS Richard Gebbia
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Richard Gebbia is a US Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,608,319
	8.	SHARED VOTING POWER 17,266,946
	9.	SOLE DISPOSITIVE POWER 2,608,319
	10.	SHARED DISPOSITIVE POWER 17,266,946

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,266,946
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.6%*
14.	TYPE OF REPORTING PERSON (see instructions) IN

* Percentage of class calculated based on 27,157,188 total outstanding shares of Common Stock as of March 31, 2018, as reported in the Issuer’s Annual Report on Form 10-K, filed with the SEC on April 13, 2018.

CUSIP No. 826176 10 9	13D	Page 6 of 11 Pages

1.	NAMES OF REPORTING PERSONS David Gebbia
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION David Gebbia is a US Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,319,025
	8.	SHARED VOTING POWER 17,266,946
	9.	SOLE DISPOSITIVE POWER 1,319,025
	10.	SHARED DISPOSITIVE POWER 17,266,946

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,266,946
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.6%*
14.	TYPE OF REPORTING PERSON (see instructions) IN

* Percentage of class calculated based on 27,157,188 total outstanding shares of Common Stock as of March 31, 2018, as reported in the Issuer’s Annual Report on Form 10-K, filed with the SEC on April 13, 2018.

CUSIP No. 826176 10 9	13D	Page 7 of 11 Pages

Item 1. Security and Issuer.

This Amendment No. 4 to Schedule 13D (this “Amendment”) amends and restates the Schedule 13D filed on December 21, 2016 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 filed on January 11, 2018 (“Amendment 1”), Amendment No. 2 filed on January 26, 2018 (“Amendment 2”) and Amendment No. 3 filed on February 26, 2018 (“Amendment 3”) by Kennedy Cabot Acquisition, LLC, a Nevada limited liability company (“KCA”) and Gloria E. Gebbia, the Managing Member of KCA and adds Richard Gebbia, David Gebbia and John M. Gebbia. KCA, Gloria E. Gebbia, Richard Gebbia, David Gebbia and John M. Gebbia shall hereinafter be referred to each as a “Reporting Person” and collectively, the “Reporting Persons”.

This Amendment is being filed by the Reporting Persons relating to the common stock, par value $0.01 per share (the “Common Stock”), of Siebert Financial Corp., a New York corporation (the “Issuer”), whose principal executive officers are located at 120 Wall Street, New York, NY 10005.

The Reporting Persons are filing this Amendment to report the formation of a “group” and in order to disclose the Joint Filing and Group Agreement entered into on April 18, 2018 and dated as of March 28, 2018, by and among the Reporting Persons attached hereto as Exhibit A (the “Group Agreement”).

Item 2. Identity and Background.

(a)	This Schedule 13D is filed by KCA, Gloria E. Gebbia, Richard Gebbia, David Gebbia and John M. Gebbia. Gloria E. Gebbia is the manager of KCA.

(b)	The address of the Reporting Persons is 24005 Ventura Blvd. Suite 200 Calabasas CA 91302.

(c)

Present principal occupation of Gloria E. Gebbia is Managing Member of KCA.

KCA is a holding company whose principal business consists of acquiring a controlling interest in the Issuer.

John M. Gebbia is employed as a general securities principal and a registered representative at each of MSCO (as defined below) and StockCross (as defined below). John M. Gebbia’s title at MSCO is Executive Vice President and his title at StockCross is Director, EVP.

Richard Gebbia is employed as a general securities principal and a registered representative at each of MSCO and StockCross. Richard Gebbia’s title at MSCO is Executive Vice President and his title at StockCross is CEO, President and Director.

David Gebbia is employed as a general securities principal and a registered representative at MSCO. He is a partial owner of StockCross.

The principal offices of StockCross are located at 9464 Wilshire Blvd, Beverly Hills, CA 90212

The principal offices of MSCO are located at 120 Wall Street, New York, NY 10005

(d)	– (e) During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	KCA is a Nevada limited liability company and each of Gloria E. Gebbia, Richard Gebbia, David Gebbia and John M. Gebbia are US Citizens.

CUSIP No. 826176 10 9	13D	Page 8 of 11 Pages

Item 3. Source or Amount of Funds or Other Consideration.

On September 1, 2016, KCA entered into an acquisition agreement (the “Acquisition Agreement”) with the Issuer and the Estate of Muriel F. Siebert (the “Siebert Estate”), pursuant to which, among other things, KCA conducted a tender offer (the “Offer”), pursuant to which KCA acquired 677,283 shares of Common Stock from the shareholders other than the Siebert Estate for total purchase price of approximately $812,740 and acquired from the Siebert Estate 19,310,000 shares of Common Stock for a total purchase price of approximately $6,994,342 (the “Acquisition”). The source of the funds was the personal funds of Gloria E. Gebbia.

The Issuer filed with the SEC on September 2, 2016 a Current Report on Form 8-K (the “Transaction 8-K”) reporting and describing the transactions giving rise to the requirement to file this Schedule 13D with the SEC (the “Transaction”), which is incorporated by reference in response to this Item 3.

1.     Effective December 27, 2017, KCA completed a transfer of 5,000,000 shares of Issuer Common Stock to each members on a pro rata basis and based upon their ownership of membership interests in KCA, the following Reporting Persons received the following amounts of Issuer Common Stock, effective on such date:

a.       Gloria E. Gebbia – 2,450,000 shares

b.       John M. Gebbia – 250,000 shares

c.       Richard Gebbia – 500,000 shares

No consideration was paid by the members for the shares received from KCA.

2.     As reported in a Current Report on Form 8-K filed by the Issuer with the SEC on January 5, 2018, effective December 29, 2017, the Issuer issued 5,072,062 shares of restricted Issuer Common Stock to StockCross Financial Service, Inc. (“StockCross”) as consideration for the acquisition of certain assets pursuant to the terms of an Asset Purchase Agreement by and among, the Issuer, StockCross and Muriel Siebert & Co., Inc., the Issuer's wholly owned subsidiary (“MSCO”). On December 29, 2017, StockCross transferred to its shareholders, in accordance with Mass. Gen. Laws Ann. ch. 156D, § 6.40 (Distributions to shareholders) (the “Transfer“), an aggregate of 5,072,062 shares of Issuer Common Stock. In accordance with the Transfer, following Reporting Persons received the following amounts of Issuer Common Stock

a.       Gloria E. Gebbia – 288,537 shares

b.       John M. Gebbia – 1,319,025 shares

c.       Richard Gebbia – 1,319,025 shares

d.       David Gebbia – 1,319,025 shares

No consideration was paid for such shares received in the Transfer.

3.     Effective January 18, 2018, KCA completed a transfer of 2,000,000 shares of Issuer Common Stock to each of its members on a pro rata basis and based upon their ownership of membership interests in KCA, the following Reporting Persons received the following amounts of Issuer Common Stock:

a.       Gloria E. Gebbia – 980,000 shares

b.       John M. Gebbia – 100,000 shares

c.       Richard Gebbia – 200,000 shares

No consideration was paid by the members for the shares received from KCA

4.     Effective February 15, 2018, KCA completed a transfer of 9,090,000 shares of Issuer Common Stock to each of its members on a pro rata basis and based upon her ownership of membership interests in KCA, the following Reporting Persons received the following amounts of Issuer Common Stock:

a.       Gloria E. Gebbia – 4,410,000 shares

b.       John M. Gebbia – 450,000 shares

c.       Richard Gebbia – 900,000 shares

No consideration was paid by the members for the shares received from KCA

CUSIP No. 826176 10 9	13D	Page 9 of 11 Pages

Item 4. Purpose of Transaction.

The purpose of the Acquisition was to acquire a majority of the issued and outstanding common stock of the Issuer. The purpose of entering into the Group Agreement is to coordinate certain efforts with respect to their investment in the Issuer. Pursuant to the Group Agreement, the Reporting Persons, agreed to form the Group for the purpose of taking joint actions and other actions relating to their voting rights regarding securities of the Issuer.

Item 5. Interest in Securities of the Issuer.

(a)     As of the date hereof:

i.	KCA beneficially owns 3,827,283 shares of Issuer Common Stock, representing approximately 14.1% of the outstanding Common Stock of the Issuer.
ii.	Gloria E. Gebbia is the Managing Member of KCA and, as such, can vote or direct the vote or dispose or direct the disposition of the shares of Common Stock owned by KCA, and (ii) Gloria E. Gebbia is the direct beneficial owner 7,707,800 shares of Issuer Common Stock, representing approximately 28.4% of outstanding Common Stock of the Issuer, and she is the indirect beneficial owner of the shares owned by KCA and she may be deemed to share indirect beneficial ownership of a total of 5,879,494 additional shares of Issuer Common Stock, owned by a family trust and certain members of Gloria E. Gebbia’s family. Accordingly, Gloria E. Gebbia may be deemed beneficially own, directly and indirectly an aggregate of 17,414,577 shares of Issuer Common Stock, representing approximately 64.1% of the outstanding Common Stock of the Issuer.
iii.	John M. Gebbia is the direct beneficial owner 1,804,519 shares of Issuer Common Stock, representing approximately 6.6% of outstanding Common Stock of the Issuer.
iv.	Richard Gebbia is the direct beneficial owner 2,608,319 shares of Issuer Common Stock, representing approximately 9.6% of outstanding Common Stock of the Issuer.
v.	David Gebbia is the direct beneficial owner 1,319,025 shares of Issuer Common Stock, representing approximately 4.9% of outstanding Common Stock of the Issuer.

Each of KCA, John M. Gebbia, Richard Gebbia and David Gebbia, as a member of the “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed to own beneficially of the shares of Common Stock directly owned by the other Reporting Persons, which is, in the aggregate, 17,266,946 shares. Each of the Reporting Persons disclaims the beneficial ownership of such shares of Common Stock except to the extent of his or its pecuniary interest therein.

The percentage calculations in Item 5(a) are based on 27,157,188 total outstanding shares of Common Stock as of March 31, 2018, as reported in the Issuer’s Annual Report on Form 10-K, filed with the SEC on April 13, 2018

(b)   The information contained in rows 7, 8, 9 and 10 on each of the cover pages of this Amendment is incorporated by reference in its entirety into this Item 5(b).

(c)   Except as otherwise described in this Amendment, the Reporting Persons have not effected any transactions in the Common Stock or other equity security of the Issuer during the last 60 days:

CUSIP No. 826176 10 9	13D	Page 10 of 11 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the Group Agreement, which is incorporated into this Item 6 by reference, and as otherwise set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any person with respect to any securities of the Issuer, including but not limited to: transfer or voting of any of the securities of the Issuer or of its subsidiaries, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A: Group Agreement.

CUSIP No. 826176 10 9	13D	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2018

Kennedy Cabot Acquisition, LLC

By:	/s/ Gloria E. Gebbia
Gloria E. Gebbia
Managing Member

/s/ Gloria E. Gebbia
Gloria E. Gebbia

/s/ John M. Gebbia
John M. Gebbia

/s/ Richard Gebbia
Richard Gebbia

/s/ David Gebbia
David Gebbia